PRIVACY AND VALUE INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@privacyandvalue.com

August 11, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Alexandra Barone, Esq.

Dear Ms. Barrone:

Re: Registration Statement on Form S-1 (File No. 333-252795)

In response to your letter of August 10, 2021 concerning our registration statement on Form S-1 filed August 4, 2021, we have filed an amended registration statement addressing your comments and provide the following responses:

Note 7. Subsequent Events, page F-11

1.	You state here that consideration of $200,000 was due on June 15, 2021 in connection with the sale common stock to Cyber Apps World, Inc. Please reconcile this to your disclosure on page 17, which states that consideration of $250,000 is due by June 15, 2021 for which $10,000 was received to date. Also, update your disclosures throughout the filing to provide the current status of this agreement.

We have revised our registration statement, including Note 7 of the financial statements, to indicate that $250,000 was due by June 15, 2021.

The current status of the agreement has not changed. We are still trying to renegotiate the agreement though there is no guarantee that an agreement will be reached.

Yours truly,

PRIVACY AND VALUE INC.

Per: /s/ Daniel Okelo

Daniel Okelo, President